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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   ----------

                                 AMENDMENT NO. 3

                                       TO

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 SELFCARE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81631R 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                   ----------



                                          1
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------------------------------------              -----------------------------

CUSIP No. 81631R 10 7                   13G                   Page 2 of 6 Pages
------------------------------------              -----------------------------


--------- ---------------------------------------------------------------------

1.        NAME OF REPORTING PERSON

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Ron Zwanziger

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)          / /

                                                               (b)          / /

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

3.        SEC USE ONLY

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                    United Kingdom

--------- ---------------------------------------------------------------------

                             5.      SOLE VOTING POWER            1,862,383

                             ------- ------------------------------------------
     NUMBER OF SHARES
                             6.      SHARED VOTING POWER           685,030
    BENEFICIALLY OWNED BY
                             ------- ------------------------------------------
EACH REPORTING PERSON WITH
                             7.      SOLE DISPOSITIVE POWER      1,862,383

                             ------- ------------------------------------------

                             8.      SHARED DISPOSITIVE POWER      685,030

--------- ---------------------------------------------------------------------

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,547,413

--------- ---------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                            / /

          Such number excludes (1) 279,500 shares held by trust for the benefit of the family of the reporting person, whose trustee is not the reporting person or his spouse, (2) 189,818 shares issuable to trust for the benefit of the family of the reporting person, whose trustee is not the reporting person upon the conversion of Series C Convertible Preferred Stock, (3) 26,817 shares issuable to trust for the benefit of the family of the reporting person, whose trustee is not the reporting person upon the conversion of Series E Convertible Preferred Stock and (4) options to purchase 500,000 shares that not exercisable within 60 days. For the purposes of
          Section 13 of the Act and for all other purposes, the reporting person disclaims beneficial ownership of the following shares; (1) 7,407 shares held by trust for the benefit of the children of the reporting person, whose trustee is the spouse of the reporting person, (2) 159,162 shares issuable upon conversion of Series C Convertible Preferred Stock held by trust for the benefit of the children of the reporting person, whose trustee is the spouse of the reporting person (3) 21,171 shares issuable upon conversion of Series E Convertible Preferred Stock held by trust for the benefit of the children of the reporting person, whose trustee is the spouse of the reporting person, (4) 50,107 shares issuable upon conversion of Series C Convertible Preferred Stock held of record by the spouse of the recording person, (5) 57,183 shares issuable upon conversion of Series E Convertible Preferred Stock held of record by the spouse of the reporting person, (6) 390,000 shares held by trust for the benefit of the reporting persons family, whose trustees are the reporting person and his spouse, and (7) all of the shares excluded from Row (9) pursuant to the preceding sentence.

------------------------------------------------------------------------------


                                       2

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CUSIP No. 81631R 10 7                   13G                   Page 3 of 6 Pages
------------------------------------              -----------------------------

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          13.0%

--------- ---------------------------------------------------------------------

12.       TYPE OF REPORTING PERSON

                    IN

--------- ---------------------------------------------------------------------











                                       3

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CUSIP No. 81631R 10 7                   13G                   Page 4 of 6 Pages
------------------------------------              -----------------------------


ITEM 1(a). NAME OF ISSUER:

           SELFCARE, INC.
           --------------------------------------------------------------------

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           200 PROSPECT STREET, WALTHAM, MASSACHUSETTS 02453
           --------------------------------------------------------------------

ITEM 2(a)  NAME OF PERSON FILING:

           RON ZWANZIGER
           --------------------------------------------------------------------


ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           C/O SELFCARE, INC. 200 PROSPECT STREET, WALTHAM, MASSACHUSETTS 02453
           --------------------------------------------------------------------

ITEM 2(c)  CITIZENSHIP:

           UNITED KINGDOM
           --------------------------------------------------------------------

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           COMMON STOCK, PAR VALUE $.001 PER SHARE
           --------------------------------------------------------------------

ITEM 2(e)  CUSIP NUMBER:

           81631R 10 7
           --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable

ITEM 4.    OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


                                       4

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CUSIP No. 81631R 10 7                   13G                   Page 5 of 6 Pages
------------------------------------              -----------------------------

         (a)      Amount beneficially owned:

                  2,547,413 (includes 1,461,485 shares which the reporting person has the right to acquire through the exercise of options and warrants and the conversion of other securities of the Issuer)

                  2,548,371 (of which the reporting person has the right to acquire 1,464,626 shares)*
                  -----------------------------------------------------------

         (b)      Percent of class:

                  13.0%
                  ------

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote    1,862,383
                                                              ---------

         (ii)     Shared power to vote or to direct the vote    658,030
                                                                -------

         (iii)    Sole power to dispose or to direct the disposition
                  of 1,862,363
                     ---------

         (iv)     Shared power to dispose or to direct the disposition
                  of 685,000
                     -------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


                                       5

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CUSIP No. 81631R 10 7                   13G                   Page 6 of 6 Pages
------------------------------------              -----------------------------


ITEM 10. CERTIFICATION.

                  Not applicable.

* (1) Excludes (1) 279,500 shares held by trust for the benefit of the family of the reporting person, whose trustee is not the reporting person, (2)
189,818 shares issuable to trust for the benefit of the family of the reporting person, whose trustee is not the reporting person or his spouse, upon the conversion of Series C Convertible Preferred Stock, (3) 26,817 shares issuable to trust for the benefit of the family of the reporting person, whose trustee is not the reporting person or his spouse, upon the conversion of Series E Convertible Preferred Stock and (4) options to purchase 500,000 shares that not exercisable within 60 days. For the purposes of Section 13 of the Act and for all other purposes, the reporting person disclaims beneficial ownership of the following shares: (1) 7,407 shares held by trust for the benefit of the children of the reporting person, whose trustee is the spouse of the reporting person, (2) 159,162 shares issuable upon conversion of Series C Convertible Preferred Stock held by trust for the benefit of the children of the reporting person, whose trustee is the spouse of the reporting person, (3) 21,171 shares issuable upon conversion of Series E Convertible Preferred Stock held by trust for the benefit of the children of the reporting person, whose trustee is the spouse of the reporting person,
(4) 50,107 shares issuable upon conversion of Series C Convertible Preferred Stock held of record by the spouse of the reporting person, (5) 57,183 shares issuable upon conversion of Series E Convertible Preferred Stock held of record by the spouse of the reporting person, (6) 390,000 shares held by trust for the benefit of the reporting persons family, whose trustees are the reporting person and his spouse, and (7) all of the shares excluded from Row
(9) pursuant to the preceding sentence.

                                       6

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------------------------------------              -----------------------------

CUSIP No. 81631R 10 7                   13G                   Page 7 of 6 Pages
------------------------------------              -----------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 14, 2000
                                       --------------------------------
                                                     Date

                                       /S/ RON ZWANZIGER
                                       --------------------------------
                                                  Signature

                                                 Ron Zwanziger
                                       --------------------------------
                                                  Name/Title







                                       7